FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 9, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 9, 2016 – Transfer of Treasury Shares
2.	Press release dated May 9, 2016 – PDMRs’ Shareholdings

Item 1

ARM Holdings PLC

9 May 2016

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 6 May 2016 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

285,923 ordinary shares @ 796.875 pence per share

254,661 ordinary shares @ 0.0005 pence per share

Following the above transfers of treasury stock, the Company holds 4,788,823 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,420,306.

End

Item 2

ARM Holdings PLC

9 May 2016

PDMRs' shareholdings

ARM Holdings plc (the "Company") announces that on 30 April 2016, the following PDMRS of the Company received shares through the Company’s Employee Stock Purchase Plan:

Name	Number of shares received	Purchase prince (pence per share)	Total number of shares held
Peter Hutton	1,374	796.875	39,456
Jennifer Duvalier	1,650	796.875	11,697
Andy Smith	1,134	796.875	3,604
Dipesh Patel*	527 (ADRs)	35.01	45,059 (ORD) 527 (ADRs)
Tom Lantzsch*	412 (ADRs)	35.01	50,100 (ORD) 580 (ADRs)

*US employees received ADRs instead of ordinary shares. Each ADR represents 3 ordinary shares.

The mid-market closing price on 30 April 2016 was 937.5 pence per share and $41.19 dollars per ADR

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name: Chris Kennedy
Title: Chief Financial Officer